25 April 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 25 April 2006 it purchased 750,000 Reed Elsevier PLC ordinary shares at a price of 551.2402 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 10,521,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,270,388,151 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 25 April 2006, it purchased 750,000 Reed Elsevier NV ordinary shares at a price of €11.8928 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 7,246,500 Reed Elsevier NV ordinary shares in treasury, and has 737,487,776 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).